EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS FINAL FOURTH QUARTER AND
FULL-YEAR RESULTS FOR 2014; RECONFIRMS POSITIVE 2015 OUTLOOK

Double Digit Growth in Net Sales, Shipments, and Earnings per Share; Robust 130 Basis Point Gross Margin Expansion Underscore Record Year for Craft Brew Alliance

Portland, Ore. (March 5, 2015) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced final financial results for the fourth quarter and full year ended December 31, 2014, in line with preliminary results released February 5, 2015. The Company also reconfirmed previously reported guidance for 2015, with a continued focus on driving sustained top line growth and strengthening its bottom line.

Highlights for the full year 2014
•	Net sales increased 12% over 2013 and exceeded $200 million for the first time in our history, reflecting continued momentum across our core brand families.
•	Shipments grew 10%, compared to 4% in 2013, reflecting increasing consumer demand in key markets and ongoing efforts to maintain optimum wholesaler inventory levels.
o	Full year Kona shipments grew 17%, Widmer Brothers shipments grew 6%, and Redhook shipments grew 3% over 2013.
•	Depletions grew 7%, compared to 11% in 2013, despite an approximate 25% reduction in SKUs.
•	Gross margin expanded by 130 basis points to 29.4% in 2014, compared to 28.1% in 2013, which highlights our continued achievements in driving operational efficiencies and balancing production capabilities across our expanded brewing footprint in the U.S. as we steer towards our long-term gross margin target of 35% in 2017.
•	Contract brewing and beer related sales increased by 33% over the prior year.
•	Selling, general and administrative expense (“SG&A”) grew by $6.5 million to $53.0 million, due to Kona television advertising, as well as higher-than-average costs related to employee benefits. At 26% of net sales, 2014 SG&A remained level with SG&A percentage of net sales in 2013.
•	Diluted earnings per share (“EPS”) increased to $0.16 compared to 2013 EPS of $0.10.
•	Capital expenditures were approximately $15.8 million, compared to $9.9 million in 2013, and primarily represent investments related to capacity, efficiency, and quality improvements, as well as a major investment in cooperage as part of our long-term gross margin focus.

Highlights for the fourth quarter 2014
•	Net sales and shipments grew 7% and 6%, respectively, over the fourth quarter in 2013, attributable to strong sales execution, as well as continued support from our national partners, wholesalers and retailers.

Craft Brew Reports Fourth Quarter and Full Year 2014 Results

o	For the quarter, Kona shipments grew 9%; Widmer Brothers shipments grew 6%, with Hefe increasing 7% - its first increase in 16 quarters; and Redhook shipments grew 1%.
•	Depletions grew 2% in the fourth quarter, despite facing a tough comparable over the fourth quarter in 2013 and the planned rationalization of winter seasonals across the portfolio.
•	Fourth quarter gross margin increased by 280 basis points to 28.8%, compared to an atypical 100 basis point decrease for the fourth quarter last year. The fourth quarter 2014 gross margin expansion reflects ongoing focus on gross margin improvement and the benefit from the first full quarter of brewing in Memphis.
•	Fourth quarter SG&A expense was $12.2 million, an increase of 20% over the same period in 2013, primarily reflecting planned increases in in-market investments and unforeseen expenses related to previously referenced employee benefits costs.
•	EPS was $0.04 for both comparable quarters.

“I am extremely proud of the strong results we achieved in 2014, which are testament to the tremendous resolve and focus demonstrated by the CBA team,” said Andy Thomas, chief executive officer, CBA. “At the beginning of the year, we committed to driving continued and sustainable topline growth while reducing our SKUs by 25 percent, to expanding gross margin, and to bringing Memphis online by summer. Given that we accomplished each of these major priorities in an increasingly competitive market and during the first full year with the new executive leadership team in place, we are truly optimistic about the year ahead and our ability to achieve continued growth and long-term success.”

Anticipated financial highlights for 2015
•	Owned beer shipment growth between 6% and 8%. [Note: The Company is adjusting its guidance in response to analyst feedback and to align with industry practices. It will not provide annual depletion guidance in financial press releases but will share actuals on analyst calls and in 10-K and 10-Q filings.]
•	Average price increase of 1% to 2%.
•	A growth of 10% to a decline of 10% in contract brewing revenue as we continue to manage the most efficient use of our owned capacity.
•	Gross margin rate of 30.5% to 31.5%. Through ongoing efforts to optimize our brewing locations and improve our capacity utilization and efficiency, we continue to expect gross margin expansion to 35% in 2017.
•	SG&A expense ranging from $58 million to $62 million, primarily reflecting reinvestment into our sales and marketing infrastructure, as well as expanded consumer and trade programming.
•	Capital expenditures of approximately $17 million to $21 million, as we continue to make investments in quality, safety, sustainability, capacity and efficiency.

Components of anticipated 2015 results and developments include:

Strengthening the Top Line
•	We continue to believe that our portfolio of well-loved brands, each with distinctive and authentic stories that are rooted in real people and real places, will drive sustained topline growth and differentiate us in today’s competitive market.
•	In 2015, we will build on our brands’ success and strength in their home markets, and look for opportunities to continue increasing value through wholesaler and retailer management.

Craft Brew Reports Fourth Quarter and Full Year 2014 Results

•	Our high-growth brand Kona Brewing celebrates its 21st anniversary this year, and we are excited to be completing our expansion into all 50 U.S. states, as well as increasing our investment in our home market of Hawaii through the Makana Series, an exclusive small-batch series inspired by the four elements, earth, fire, water and wind. In Hawaiian, “makana” means “to give,” and Kona will contribute sales from each of the four Makana Series beers to four different Hawaiian non-profits.
•	Widmer Brothers culminates a year-long celebration of its 30th anniversary, one of the most ambitious craft brewing initiatives in the industry, which includes the release of 30 Beers for 30 Years and a collaboration series with six Oregon craft breweries. Additionally, we will be expanding on the success of The Original American Hefeweizen, which remains Oregon’s #1 craft beer, with the launch of Hefe Shandy nationwide.
•	Redhook will continue to build on its partnership strategy, most recently highlighted by the launch of the Redhook ESB Beer Battered Fish Sandwich at Carl’s Jr. and Hardees nationwide. The partnership includes a $3.5 million Carl’s Jr. /Hardees-led promotional investment around Redhook ESB, which will debut a retro campaign in celebration of its 30th anniversary in 2015.
•	Following Omission’s milestone year in 2014, becoming the #1 beer in the gluten free beer category within just three years, we look forward to putting an increased focus and investment behind targeting the active, healthy lifestyle consumer in 2015. Priority initiatives include promoting the innovative category leader at major events such as Ironman 70.3, which will host over 30 races in the United States this year.
•	We will continue our commitment to innovation in 2015 through increased investment in KCCO, our beer brand in partnership with theCHIVE, as well as Square Mile Cider Company, which became the #2 selling cider in the Northwest in 2014.
•	We look forward to continued international expansion across all brand families, with CBA now in 15 countries around the world.

Continued Gross Margin Improvement
•	We will look to build on efforts initiated in 2014 to improve the efficiency of our breweries and achieve more balanced production.
•	Key 2015 priorities include driving further delivery procurement savings through leveraging our scale, unlocking additional procurement savings, and reducing losses in our brewing operations, while maintaining our commitment to setting the standards in quality, safety and sustainability.
•	Continued efforts to optimize our supply chain operation will leverage freight efficiencies, warehouse optimization, and planning improvements.

Actualizing the Future
•	2015 initiatives will include continued development of complementary partnerships, planting seeds in key geographies and leveraging our infrastructure.
•	Additionally, we will maintain our focus on attracting and nurturing high performers who will help lead CBA through the next phase of our evolution.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, level of contract brewing revenue and gross margin rate improvement, the level or effect of SG&A expense and business development, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2014. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Reports Fourth Quarter and Full Year 2014 Results

About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers.

The company is home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and more than 15 international markets.

In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013

Sales	$50,993	$47,320	$214,609	$192,433
Less excise taxes	3,556	3,110	14,587	13,253
Net sales	47,437	44,210	200,022	179,180
Cost of sales	33,786	32,698	141,312	128,919
Gross profit	13,651	11,512	58,710	50,261
As percentage of net sales	28.8%	26.0%	29.4%	28.1%
Selling, general and administrative expenses	12,176	10,149	53,000	46,461
Operating income	1,475	1,363	5,710	3,800
Interest expense	(114)	(90)	(431)	(464)
Other income (expense), net	(129)	2	(180)	(73)
Income before income taxes	1,232	1,275	5,099	3,263
Income tax provision	514	529	2,022	1,304
Net income	$718	$746	$3,077	$1,959
Income per share:
Basic and diluted net income per share	$0.04	$0.04	$0.16	$0.10
Weighted average shares outstanding:
Basic	19,093	18,946	19,038	18,923
Diluted	19,167	19,113	19,126	19,042

Total shipments (in barrels):
Core Brands	188,100	178,300	790,500	726,300
Contract Brewing	9,700	8,400	39,700	30,300
Total shipments	197,800	186,700	830,200	756,600

Change in depletions (1)	2%	10%	7%	11%

(1)  Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2014	2013

Current assets:
Cash and cash equivalents	$981	$2,726
Accounts receivable, net	11,741	11,370
Inventories	18,971	16,639
Deferred income tax asset, net	1,670	1,345
Other current assets	4,413	3,403
Total current assets	37,776	35,483
Property, equipment and leasehold improvements, net	110,350	104,193
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,558	17,693
Total assets	$178,601	$170,286

Current liabilities:
Accounts payable	$12,987	$14,742
Accrued salaries, wages and payroll taxes	5,114	4,616
Refundable deposits	8,152	8,252
Other accrued expenses	2,316	1,381
Current portion of long-term debt and capital lease obligations	1,157	710
Total current liabilities	29,726	29,701
Long-term debt and capital lease obligations, net of current portion	13,720	11,050
Other long-term liabilities	19,738	18,303
Total common shareholders' equity	115,417	111,232
Total liabilities and common shareholders' equity	$178,601	$170,286

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Years Ended December 31,
	2014	2013

Cash Flows From Operating Activities:
Net income	$3,077	$1,959
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,648	8,164
Deferred income taxes	709	374
Other, including stock-based compensation and excess tax benefit from employee stock plans	413	880
Changes in operating assets and liabilities:
Accounts receivable	(371)	(858)
Inventories	(2,185)	(5,577)
Other current assets	(1,011)	407
Accounts payable and other accrued expenses	(825)	2,630
Accrued salaries, wages and payroll taxes	498	(651)
Refundable deposits	958	1,129
Net cash provided by operating activities	9,911	8,457
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(15,783)	(9,894)
Proceeds from sale of property, equipment and leasehold improvements	254	-
Net cash used in investing activities	(15,529)	(9,894)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(604)	(1,208)
Net borrowings under revolving line of credit	3,000	-
Proceeds from capital lease financing	841	-
Proceeds from issuances of common stock	488	244
Debt issuance costs	-	(46)
Tax payments related to performance shares issued	(150)	-
Excess tax benefit from employee stock plans	298	160
Net cash provided by (used in) financing activities	3,873	(850)
Decrease in cash and cash equivalents	(1,745)	(2,287)
Cash and cash equivalents, beginning of period	2,726	5,013
Cash and cash equivalents, end of period	$981	$2,726

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013

Net income	$718	$746	$3,077	$1,959
Interest expense	114	90	431	464
Income tax provision	514	529	2,022	1,304
Depreciation expense	2,156	2,024	8,407	7,916
Amortization expense	60	61	241	248
Stock-based compensation	135	(38)	940	594
Loss on disposal of assets	138	8	213	195
Adjusted EBITDA	$3,835	$3,420	$15,331	$12,680

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).